Exhibit 99.1

OCEAN RIG UDW INC. ANNOUNCES DECISION BY HIGHLAND CAPITAL MANAGEMENT LP NOT TO PURSUE OBJECTIONS TO RECOGNITION OF CAYMAN PROCEEDINGS BY U.S. BANKRUPTCY COURT
•	Highland has advised that it will not object to the Company's request for recognition of the Cayman Proceedings by the U.S. Bankruptcy Court.
•	Highland has notified the Company and the U.S. Bankruptcy Court of its immediate cessation of all discovery efforts in connection with potential objections to recognition.
•	Support for schemes of arrangement exceeds 90% of affected claims of each Scheme Company.
June 19, 2017, Grand Cayman, Cayman Islands – Ocean Rig UDW Inc. (NASDAQ:ORIG) ("Ocean Rig" or "UDW" or the "Company"), an international contractor of offshore deepwater drilling services, today announced that Highland Capital Management LP ("Highland") has advised the Company that it will not object to the recognition by the U.S. Bankruptcy Court of the provisional liquidation and scheme of arrangement proceedings (the "Cayman Proceedings") before the Grand Court of the Cayman Islands (the "Cayman Court") as foreign main or foreign nonmain proceedings.  Highland has advised the U.S. Bankruptcy Court that it has terminated all discovery efforts and that it will not object to the recognition of the Cayman Proceedings of the Company and its subsidiaries, Drill Rigs Holdings Inc. ("DRH"), Drillships Financing Holding Inc. ("DFH"), and Drillships Ocean Ventures Inc., ("DOV," and together with UDW, DRH and DFH, the "Scheme Companies") at the recognition hearing scheduled for August 16, 2017 (the "Recognition Hearing").
As previously announced, the Company has settled with an ad hoc group of creditors of DRH who have acceded to the Restructuring Agreement dated March 23, 2017 (as amended from time to time, the "RSA") and fully support the proposed schemes of arrangement (the "Schemes") in respect of the Scheme Companies.  As a result, no discovery is being undertaken in connection with the Recognition Hearing and the Scheme Companies are not aware of any party that intends to object to the recognition of the Cayman Proceedings by the U.S. Bankruptcy Court.  Highland has reserved the right to challenge the Schemes in the Cayman Proceedings, to continue to appeal aspects of the order of the U.S. Bankruptcy Court granting provisional relief in favor of the Scheme Companies, and to object to any subsequent request in the Chapter 15 proceedings for an order giving full force and effect in the U.S. to the Schemes if sanctioned by the Cayman Court.
The Company has also announced today that creditors holding in excess of 90% of the affected claims of each Scheme Company have signed or acceded to the RSA and support the Schemes.  Of the approximately $3.7 billion of affected debt under the UDW Scheme, as of June 19, 2017 creditors holding no less than 94.42% of such debt have signed or acceded to the RSA and support the restructuring.  Of the approximately $1.9 billion of affected debt under the DFH Scheme, as of June 19, 2017 creditors holding no less than 98.87% of such debt have signed or acceded to the RSA and support the restructuring.  Of the approximately $1.3 billion of affected debt under the DOV Scheme, as of June 19, 2017 creditors holding no less than 97.07% of such debt have signed or acceded to the RSA and support the restructuring.  Of the approximately $460 million of affected debt under the DRH scheme, as of June  19, 2017, creditors holding no less than 92.43% of such debt have signed or acceded to the RSA.
The Schemes will affect only financial indebtedness.  Operations will continue unaffected. Trade creditors and vendors will continue to be paid in the ordinary course of business and will not be affected by any of the Schemes. If the Schemes are sanctioned, the Scheme Companies will be substantially deleveraged through an exchange of approximately $3.7 billion principal amount of debt for (i) new equity of the Company, (ii) approximately $288 million of cash, and (iii) $450 million of new secured debt.
Further Information
Cayman Proceedings
On May 22, 2017, the Scheme Companies issued a practice statement letter advising their affected creditors of their intention to schedule a hearing before the Cayman Court (the "Directions Hearing") for authority to convene meetings of creditors (the "Creditors Meetings") to consider the Schemes and for approval to circulate an explanatory statement (the "Explanatory Statement") to affected creditors to enable such creditors to make an informed decision about the merits of the Schemes. The Directions Hearing has been scheduled for July 11, 12 and 13, 2017.  If authority is granted to convene the Creditors' Meetings, the Explanatory Statement will be provided to all affected creditors in advance of the meetings.  The Creditors' Meetings are anticipated to be held approximately four weeks after the conclusion of the Directions Hearing.  If the Schemes are approved by the requisite vote of the affected creditors at the Creditors' Meetings, a hearing to request final approval of the Schemes will be held before the Cayman Court on September 4, 5, and 6, 2017.

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George Economou, Chairman and CEO commented:
"The high level of support (over 90%) from creditors of each of the Scheme Companies and Highland's decision to drop its objections to recognition, is a testament to the fairness and robustness of our proposed restructuring plan.  We are looking forward to completing the process and meeting the challenges of our competitive market with top tier operations, attractive assets and a healthy balance sheet, and to becoming the preferred drilling contractor for our customers."
Simon Appell and Eleanor Fisher as JPLs of the Scheme Companies commented:
"We are very pleased that Highland has withdrawn its objections to recognition of the Cayman Proceedings and that such a high level of creditor support has been obtained for this complex restructuring."
Documents and further information relating to the Restructuring is available on a website maintained by Prime Clerk, the Company's Information Agent LLC at https://cases.primeclerk.com/oceanrig.

About Ocean Rig UDW Inc.
Ocean Rig is an international offshore drilling contractor providing oilfield services for offshore oil and gas exploration, development and production drilling, and specializing in the ultra-deepwater and harsh-environment segment of the offshore drilling industry.
Ocean Rig's common stock is listed on the NASDAQ Global Select Market where it trades under the symbol "ORIG."
Our registered office is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.  Visit the Company's website at www.ocean-rig.com.
Forward-Looking Statements
Matters discussed in this release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.
Forward-looking statements relate to Ocean Rig's expectations, beliefs, intentions or strategies regarding the future.  These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "should," "seek," and similar expressions.  Forward-looking statements reflect Ocean Rig's current views and assumptions with respect to future events and are subject to risks and uncertainties.
The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in Ocean Rig's records and other data available from third parties.  Although Ocean Rig believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond Ocean Rig's control, Ocean Rig cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward-looking statements contained herein.  Actual and future results and trends could differ materially from those set forth in such statements.
Important factors that, in Ocean Rig's view, could cause actual results to differ materially from those discussed in the forward-looking statements include factors related to (i) our ability to come to a satisfactory resolution with our creditors regarding a restructuring of our debt and to successfully conclude such a restructuring; (ii) the offshore drilling market, including supply and demand, utilization, day rates and customer drilling programs, commodity prices, effects of new rigs and drillships on the market and effects of declines in commodity process and downturns in the global economy on the market outlook for our various geographical operating sectors and classes of rigs and drillships; (iii) hazards inherent in the drilling industry and marine operations causing personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations; (iv) newbuildings, upgrades, and shipyard and other capital projects; (v) changes in laws and governmental regulations, particularly with respect to environmental matters; (vi) the availability of competing offshore drilling vessels; (vii) political and other uncertainties, including risks of terrorist acts, war and civil disturbances; piracy; significant governmental influence over many aspects of local economies, seizure; nationalization or expropriation of property or equipment; repudiation, nullification, modification or renegotiation of contracts; limitations on insurance coverage, such as war risk coverage, in certain areas; political unrest; foreign and U.S. monetary policy and foreign currency fluctuations and devaluations; the inability to repatriate income or capital; complications associated with repairing and replacing equipment in remote locations; import-export quotas, wage and price controls imposition of trade barriers; regulatory or financial requirements to comply with foreign bureaucratic actions; changing taxation policies; and other forms of government regulation and economic conditions that are beyond our control; (viii) the performance of our rigs; (ix) our ability to procure or have access to financing and our ability comply with covenants in documents governing our debt; (x) our substantial leverage, including our ability to generate sufficient cash flow to service our existing debt and the incurrence of substantial indebtedness in the future; (xi) our ability to successfully employ our drilling units; (xii) our capital expenditures, including the timing and cost of completion of capital projects; (xiii) our revenues and expenses; (xiv) complications associated with repairing and replacing equipment in remote locations; and (xv) regulatory or financial requirements to comply with foreign bureaucratic actions, including potential limitations on drilling activities. Due to such uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements.
Risks and uncertainties are further described in reports filed by Ocean Rig with the U.S. Securities and Exchange Commission, including the Company's most recently filed Annual Report on Form 20-F.

CONTACT DETAILS
In case of any enquiries, please contact one of the advisors below:

INFORMATION AGENT

Prime Clerk LLC
Ocean Rig Processing c/o Prime Clerk LLC
830 Third Avenue, 3rd Floor
New York, NY 10022
Tel: +1 855-631-5346 (toll-free US and Canada)
       +1 917-460-0913 (International)
Email: oceanrigteam@primeclerk.com

JOINT PROVISIONAL LIQUIDATORS
Eleanor G. Fisher Kalo (Cayman) Limited 38 Market Street 2nd Floor Suite 4208 Camana Bay Grand Cayman KY1-9006 Cayman Islands Email: EFisher@kaloadvisors.com	Simon Appell AlixPartners Services UK LLP 6 New Street Square London EC4A 3BF United Kingdom Email: Sappell@alixpartners.com